

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Mikael Lundgren
Chief Executive Officer
W Technologies, Inc.
9440 Santa Monica Boulevard, Suite 301
Beverly Hills, CA 90210

> **Re: W Technologies, Inc.**
> **Form 10-12G**
> **Filed December 18, 2020**
> **File No. 000-24520**

Dear Mr. Lundgren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed December 18, 2020

Security Ownership of Certain Beneficial Owners and Management, page 16

1. Please revise to reflect the ownership interest of MACA through the 1,000,000 shares of Series F Stock you recently issued, each of which is convertible into 200 shares of common stock. Refer to Item 403(a) of Regulation S-K. In doing so, please disclose the natural holder that controls MACA.

MACA Transaction, page 17

2. Revise to disclose the conversion rate of the convertible note that MACA holds.

Directors and Executive Officers, page 18

3.   Please revise to disclose, if true, that Mr. Lundgren was also appointed as Chief Financial Officer and director of Universal Resources on February 1, 2018. Refer to Item 401(e) of Regulation S-K.

Description of Registrant's Securities to be Registered, page 20

4.   We note the exclusive forum provision included in your amended and restated bylaws. Please include a description of such provision in this section and to the extent applicable, include any risk factor disclosure that addresses any related risks or other impacts on investors.

Report of Independent Registered Public Accounting Firm, page F-2

5.   Please revise to include a report of the independent registered public accounting firm which indicates the city and state where issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony